UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

89bio, Inc.

(Name of Subject Company (Issuer))

Bluefin Merger Subsidiary, Inc.

(Offeror)

A wholly owned subsidiary of

Roche Holdings, Inc.

(Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282559103

(CUSIP Number of Class of Securities)

Roger Brown

Roche Holdings, Inc.

1 DNA Way

South San Francisco, California 94080

Telephone: (650) 225-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sally Wagner Partin

Daniel J. Belke

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 772-1200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Bluefin Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche”), for all of the outstanding common stock of 89bio, Inc., a Delaware corporation (“89bio”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of September 17, 2025, by and among Roche, Merger Sub and 89bio.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of 89bio described in this filing has not yet commenced. This filing and the communications contained in it are for informational purposes only and do not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell 89bio’s securities. The solicitation and offer to purchase 89bio’s shares of common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Roche and Merger Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and thereafter, 89bio will file a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY WHEN THEY BECOME AVAILABLE PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

The tender offer materials and the Solicitation/Recommendation Statement will be filed with the SEC, and investors and stockholders may obtain a free copy of these materials (when available) and other documents filed by Roche and 89bio with the SEC at the website maintained by the SEC at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Roche and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Tender Offer Statement on Schedule TO. Investors and stockholders may also obtain free copies of the documents filed with the SEC by 89bio on the investor relations page of 89bio’s internet website at https://ir.89bio.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing may include statements that are not statements of historical fact, or “forward-looking statements,” within the meaning of the federal securities laws, including with respect to Roche’s proposed acquisition of 89bio. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “project,” “strategy,” “potential”, “continue” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, the ability of Roche and 89bio to complete the transactions contemplated by the merger agreement, including each party’s ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, the parties’ beliefs and expectations and statements about the benefits sought to be achieved in Roche’s proposed acquisition of 89bio, the potential effects of the acquisition on both Roche and 89bio and the possibility of any termination of the merger agreement. These statements are based upon the current beliefs and expectations of Roche and 89bio’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable if at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements, and you should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of 89bio’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the subsequent merger; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on 89bio’s business; the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; and the risk of legal proceedings being brought in relation to the transactions and the outcome of such proceedings, including the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in 89bio’s public filings with the SEC, including the “Risk Factors” section of 89bio’s Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent Quarterly Reports on Form 10-Q, Form 8-K and in other public filings 89bio makes with the SEC from time to time as well as the tender offer materials to be filed by Roche and Merger Sub and the Solicitation/Recommendation Statement to be filed by 89bio, in each case as amended by any subsequent filings made with the SEC.

Neither Roche nor 89bio undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.

Item 12.	Exhibits

Exhibit No.	Description

99.1	X Post made by Roche on September 18, 2025

99.2	LinkedIn Announcement posted by Roche on September 18, 2025